October 20, 2014

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone Number: (202) 551-3720

Re:	Principal Solar, Inc. Amendment No. 3 to Form S-1 Filed September 15, 2014 File No. 333-193058

Dear Ms. Ransom,

In response to your comment letter dated October 2, 2014, Principal Solar, Inc. (the “Company” or “Principal Solar”) has the following responses. We have reproduced your comments for your convenience and have followed each comment with our response. References in this letter to “we,” “our,” or “us” means the Company or its advisors, as the context may require.

General

1. We note that the Form D filed on June 12, 2014, relates to a private offering of up to $5,000,000 of your securities; however, it appears that you have sold $5,141, 091 in such offering, for aggregate proceeds to you of $3,832,000. We alto bso note that Section 14 of such Form D states that you have sold securities to 17 investors in such offering; however, you state in your response to comment 1 in our letter dated August 6, 2014, that you have sold securities to 10 or 14 investors in such offering. Please explain these discrepancies and revise your disclosure accordingly.

As of the date of the prior response, fourteen individuals had invested in the offering buying a total of 5,141,091 shares of common stock in consideration for proceeds to the Company of $3,832,000. In preparing the earlier Form D, the Company had inadvertently counted as participants in the current offering a group of investors who had participated in an earlier offering of convertible notes and who had converted their notes into shares of common stock at approximately the same time period that the current offering began in May 2013. Additional shares have been issued since our last response, and the disclosure has been updated accordingly. The disclosure in the filing is correct and the Form D has been amended and updated to reflect the correct number of investors, shares sold to date, proceeds to the Company, and other pertinent data.

2700 Fairmont Street, Dallas, Texas 75201

Ph. 855.774.7799 • Fax: 855.774.7799

Securities and Exchange Commission

October 20, 2014

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We may face substantial penalties under a Registration Rights Agreement. . ., page 3

2. We note your response to comment 3 in our letter dated August 6, 2014, including your statement that, since March 27, 2014, you entered into an “informal agreement (via email) with Steuben.” We also note your statement that “[s]ubsequent to the date of the letter agreement the Company and Steuben verbally agreed that the Company is required to initially register only 1,300,936 of the shares held by Steuben [. . .].” Please file both agreements or summaries thereof, as applicable, as exhibits to your registration statement, or explain why this is not appropriate. Please see Item 601(b)(10) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 146.04, available on our website.

Since the date of the prior filing, the Company and Steuben have entered into a formal agreement (which has been included as an exhibit to the amended registration statement) and the Company has updated its disclosure to read:

"In a letter agreement dated February 5, 2014, and made effective March 27, 2014 (the "Letter Agreement"), the Company and Steuben set a new deadline for making effective the registration statement, and provided a waiver of penalties if the new deadline was met. The new deadline was not met.

Subsequent to the Letter Agreement, email and verbal agreements were made by the Company and Steuben to provide an additional extension for an effective date of the registration statement to not later than July 1, 2015, and to fix the penalty at $216,000 for failing to a) meet the extended effectiveness date of July 1, 2015, and b) take all necessary actions to maintain the availability of Rule 144 for a period of two years following the effective date of the registration statement pursuant to which Steuben could sell shares. Also, subsequent to the Letter Agreement, the Company and Steuben verbally agreed that the Company is required to initially register only 1,300,936 of the shares of common stock held by Steuben pursuant to the Registration Statement of which this Prospectus is a part.

On October 7, 2014, the Company and Steuben entered into "Amendment No. 1 to Registration Rights Agreement" memorializing our earlier email and verbal agreements regarding 1) the extension of the effectiveness deadline to July 1, 2015, 2) fixing at $216,000 the penalty for failing to meet that extended deadline of July 1, 2015, and maintaining the availability of Rule 144, 3) reconfirming the request to register 1,300,936 shares of Steuben's current holdings in the registration statement of which this prospectus is a part, and 4) nullifying in its entirety the earlier Letter Agreement.

In the event we are unable to obtain effectiveness of this registration statement of which this prospectus is a party by July 1, 2015, or fail to make timely filings to enable Steuben to sell shares pursuant to Rule 144, we may have to pay substantial penalties to Steuben, which could have a material adverse effect on our available cash, our ability to raise capital and ultimately our results of operations."

The Letter Agreement, subsequently nullified in itsentirety, was filed as Exhibit 10.14. We believe the Amendment No. 1 to Registration Rights Agreement fully encompasses and reflects all modifications to the intial Registration Rights Agreement between the Company and Steuben, and filing additional exhibits reflecting the earlier informal modifications could confuse readers.

 Description of Business, page 3

Securities and Exchange Commission

October 20, 2014

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Business Strategies, page 34

3. We note your revised disclosure that you cannot provide a timeline for your activities and development work. Given this, please explain how you arrived at the timeline of the next three to five years to accomplish your goal to be “one of the world’s leading solar power companies using a 4-pronged approach,” and how you plan to meet this goal, or delete this proposed timeline.

The sentence "Over the next three to five years, we have a goal to establish ourselves as one of the world’s leading solar power companies using a 4-pronged approach." and similar references to the timeline have been deleted.

White Papers, Standards and Thought Leadership, page 46

4. We note your response to comment 22 in our letter dated August 6, 2014. We also note that, according to your website, “Company Profiles and Category or Webinar Sponsorships range from $500-$2500.” Please disclose whether you plan to continue and/or expand the sale of such profiles and sponsorships as a potential source of revenue for your business. Please also explain if the inclusion of such listings could have an impact on the “unbiased” nature of the Principal Solar Institute.

To eliminate any appearance of potential bias by the collection of $3,234 dollars in 2013 and $0 during the nine months ended September 30, 2014, and going forward, the Company has eliminated the sale of profiles, eliminated the sponsorship of webinars, and eliminated any other source of potential revenue from its pursuits at Principal Solar Institute.

Principal Solar Institute PV Module Rating, page 48

5. Please provide further details regarding the “plethora of data published by [a] PV module’s manufacturer,” including what type of data is produced and how your engineering algorithms are applied to such data. Please also clarify “the significant contributing factors to energy production.”

The first paragraph describing the Rating process, now headed "The Rating Process", has been modified to read:

" Principal Solar Institute does no independent testing of its own. Instead, it takes the plethora of data published by a PV module's manufacturer including those items we consider significant contributing factors in estimating the lifetime energy production of a PV module which include the module's 1) maximum power, 2) manufacturing tolerances, 3) temperature coefficient, 4) nominal operating cell temperature, 5) low light efficiency, 6) degradation rate, and 7) total area efficiency. Each of these significant contributing factors is described further in items 1-7 below, respectively.

To apply the Company's proprietary collection of standard engineering algorithms, our analyst inserts that data made available by the manufacturer into the appropriate engineering algorithm reflecting that particular energy production significant contributing factor (much like inputting a numerical value into a mathematical formula), sums the output from algorithms covering all of significant contributing factors, and thereby determines the calculated 25-year expected Lifetime Energy Production ("LEP") of that individual model of PV module. The resulting LEP is then divided by the LEP of an idealized PV module created by the Company to create a relative Rating number for the PV module being reviewed."

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October 20, 2014

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6. Please disclose how each factor is “used with a proprietary collection of engineering algorithms to estimate the energy produced over the PV module’s lifetime,” including further explanation of the substance and function of such engineering algorithm.

The section describing the "significant contributing factors" in solar energy production has been expanded to read:

"The significant contributing factors in estimating the LEP of a PV module are described in the sections below, along with an explanation of how each affects the Rating. There is no weighting of the factors. Instead, each factor has an identifiable effect, power reduction or power increase, and that effect is used with our proprietary collection of standard engineering algorithms to estimate the energy produced over the PV module's lifetime. These algorithms use a standard model of daily sunlight intensity which varies from dawn to dusk, and temperatures that are characteristic of the time of day and seasons.

1— ACTUAL TESTED MAXIMUM POWER VS. ADVERTISED POWER

Generally, PV module manufacturers advertise a power value for each of their products, for example, "300W", and that power value is a primary factor in the design of any solar power system. The advertised value is useful for marketing and buyer convenience but, by multiplying the module's voltage and current at maximum power, both published by the module's manufacturer, a module advertised as 300W might have an actual tested maximum power of 299.83W. While the difference may be small in a residential project or a small solar array, in a utility scale project deploying tens-of-thousands or hundreds-of-thousands of modules, that small difference can be meaningful. Modules with higher tested maximum power values produce more energy than those with lower maximum power values.

2— NEGATIVE POWER TOLERANCE (manufacturing tolerances)

In all manufacturing processes, products exhibit a deviation from their design target. In PV module production, this is called the "power tolerance" and is published by the module manufacturer most usually as a variation such as ± 3 percent. Higher quality production lines control this variation better and manufacture products with less variances (i.e., a smaller or "tighter" tolerance). A smaller tolerance is better for the customer since PV systems assembled from arrays of such PV modules are more likely to meet the overall system design specifications. The PV module Rating takes this characteristic into account by subtracting the negative end of the power tolerance range (i.e. the negative 3%) from the manufacturers published power value, and then calculating the energy produced and its input to determining the Rating. By subtracting the negative end of the power tolerance in our calculation, we assume, for purposes of our calculations, that the modules may all produce at the bottom end of the power tolerance level; and we thereby provide a more conservative measure in the Rating. We believe it is better for consumers and easier for designers to engineer a system if the power tolerances are narrower. We further believe a conservative Rating will result in the overall system performing better when compared to its design, and that the system will have a greater LEP because some of the PV modules will actually perform better than their negative power tolerance.

The Negative Power Tolerance value is used to calculate the impact on energy production by using daily varying sunlight intensity and time in order to convert power (W) to energy (kWh). A zero negative power tolerance results in no loss of energy production, while increasingly larger negative power tolerance will result in an increasingly greater loss of energy production.

Securities and Exchange Commission

October 20, 2014

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3— TEMPERATURE COEFFICIENT AT MAXIMUM POWER

Solar cells produce less power at higher temperatures due, in part, to 1) thermal heating from ambient conditions and 2) local heating resulting from the module's nominal operating cell temperatures (described below). Temperature coefficients, a measure of the panel's sensitivity to temperature changes, are empirically determined and used to describe the negative effect of increased temperature on PV module power. A higher temperature coefficient has more impact on energy production in warmer climates or where the PV modules are mounted in high-temperature locations, such as a dark roof. For the manufacturer to determine and publish the temperature coefficient of its modules, a sampling of PV modules from each product line must be tested by an independent lab at a specific illumination over a prescribed range of temperatures. Products with a higher (absolute) temperature coefficient will have a lower LEP. All information used in the PV module Rating relating to temperature coefficient comes directly from manufacturer supplied information.

4— NOMINAL OPERATING CELL TEMPERATURE

In addition to the influence of ambient temperature, PV modules themselves generate heat when operating and that heat also reduces the energy the modules produce. Generally, as a PV module collects more solar energy at times when more sunlight is available, the temperature of the solar cells increases because of the increased current flow. At standard conditions, this characteristic operating temperature is called the nominal operating cell temperature NOCT. A higher NOCT amplifies the negative effect caused by the temperature coefficient. Module manufacturers determine and publish the module's NOCT by employing an independent testing lab applying standard test conditions.

Like all parameters used in calculating the Rating, the module's manufacturer employs an independent laboratory to test and publish the NOCT of various panels by introducing a PV cell into an isolated environment having a stabilized temperature of 25°C (77°F), and measuring the rise in temperature of the cell itself over a standard period of time in the standard test condition. All information used in the PV module Rating relating to nominal operating cell temperature comes directly from manufacturer supplied information.

5— LOW LIGHT EFFICIENCY (POWER AT LOW ILLUMINATION / POWER AT HIGH ILLUMINATION RATIO)

Most of the time, PV modules do not operate under optimum insolation (i.e., with maximum exposure to the sun). Peak sunlight is available for a limited time each day, and much of the power produced by PV modules is produced under off-peak conditions. Cloud cover also creates non-ideal operating conditions. Some PV modules perform better than others in off-peak conditions. Recognizing the significance of this characteristic is important in selecting a superior PV module—one with higher Lifetime Energy Production. In order to calculate the impact on LEP, power must be measured at two different illumination levels; and we have included the power at low illumination and power at high illumination ratio characteristic in the Principal Solar Institute PV Module Rating. In order to determine and publish the power at low illumination and power at high illumination ratio, the module manufacturer employs an independent testing lab using a calibrated solar spectral equivalent light source of low illumination (200W per meter squared) and high illumination (1000 watts per meter squared). Temperature and other test conditions are held constant during this test. Because of module manufacturing differences, the ratio of power produced at these two test conditions differs from the expected of 0.2 (calculated as 200W/1000W). Results from these measurements are used to determine a characteristic called the insolation response function of the PV module. The insolation response combined with the daily insolation is a key component of the LEP. All information used in the PV module Rating relating to low light efficiency comes directly from manufacturer supplied information.

Securities and Exchange Commission

October 20, 2014

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To incorporate the ratio in the calculation of energy, the Institute uses a standard model of insolation that includes a full daily range of intensities. In this way, modules with superior Low Light Efficiency (i.e. efficiencies greater than the expected 0.2) will have a greater energy production during times of low light and a greater LEP.

6— ANNUAL POWER REDUCTION

Solar cells comprising PV modules and the protective materials covering them degrade over time, resulting in a reduction in yearly power production. As maximum power decreases, so does the amount of energy that is produced at specific conditions. Some manufacturers provide a numerical value for annual power loss in their datasheets, but generally the significant metric for consumers is the warrantied power. Warrantied power performance is used to calculate LEP and contributes to a PV module’s rating.

To convert this to an impact on energy production, the Institute, in computing the Rating, reduces energy production in accordance with the manufacturers’ performance warranty. The annual power reduction is used with time and our model of insolation and temperature to covert power (W) to energy (kWh). The annual energy reductions are added linearly over the 25-year expected lifetime of a PV module. All information used in the PV module Rating relating to annual power reduction comes directly from manufacturer supplied information.

7— TOTAL AREA EFFICIENCY

PV modules are assembled from arrays of solar cells, and it is not always possible for the manufacturer to cover the entire surface of a module with solar cells. The degree of coverage is called Total Area Efficiency and is calculated by dividing the module power by its total surface area. Since more concentrated wattage in a PV module improves design flexibility and efficient use of space—especially on rooftops—a higher total area efficiency increases a PV module’s rating. The area of PV modules is published by the module's manufacturer. The LEP, as calculated by the combined energy impacts of characteristics 1-6 above, is divided by this area to create the Area Efficiency. Modules with higher Area Efficiency will harvest more energy from a specific area than those with lower Area Efficiencies. All information used in the PV module Rating relating to total area efficiency comes directly from manufacturer supplied information.

8— FAILURE RATE

Several PV module tests done by the module's manufacturers do not have a direct impact upon the average cost of electricity but, instead, measure the expected durability of the PV module in long term operation and can indicate whether the PV module is less reliable and is likely to fail or have reduced power during normal use, causing a loss of production. The manufacturer also gathers reliability data through customer's field reports. Though a manufacturer’s warranty can reduce the cost of a PV module failure, it cannot eliminate the risk or the associated loss of electricity production and loss of revenue. Manufacturers generally do not publish their reliability data, and we do not attempt to measure or consider reliability aspects in our Rating system."

Securities and Exchange Commission

October 20, 2014

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Directors, Executive Officers and Control Persons, page 60

Biographical Information, page 61

7. We note your response to comment 12 in our letter dated August 6, 2014; however, we note that the chart on page 61 still states that Mr. Gorton has been your Chief Executive Officer and Chairman since March 2011, while the disclosure under the heading

“Michael Gorton, Chief Executive Officer and Chairman,” still states that Mr. Gorton has served as your Chief Executive Officer and Chairman since July 2010. Further, your response to comment 12 states that “Mr. Gorton was not employed between 2009 and July 2010 when he joined the Company,” while your registration statement states that “Mr. Gorton consulted with clients on a range of topics between 2009 and July 2010 when he joined the Company.” Please confirm Mr. Gorton’s employment during such time and revise your disclosure as appropriate.

The narrative disclosure and table in the filing have been modified to reflect:

"Mr. Gorton consulted with clients on a range of topics between 2009 and July 2010 when he joined our pre-merger company, Principal Solar, Inc. (a Texas corporation), as its CEO. Mr. Gorton then became the CEO of the Company, Principal Solar, Inc. (a Delaware corporation), upon the merger with Kupper Parker Communications, Inc. in March 2011."

Financial Statements for the Fiscal Quarter Ended June 30, 2014, page F-2

Notes to Unaudited Consolidated Financial Statements, page F-6

Note 13 – Subsequent Event, page F-14

8. We note your disclosure that in August and September 2014 you granted options to acquire 1,208,008 shares of your common stock to your key executives, independent contractors, new Board members and a key advisor, the former CFO. You disclose that these shares have an exercise price of $1.00 per share and have varying expiration dates and vesting provisions depending on the individuals to whom they were issued. We note your disclosure that these shares were valued using the Black-Scholes option pricing model and resulted in an expense of $1,208,008 to be recognized during the three months ending September 30, 2014. Please tell us the total amount of compensation expense you expect to record for these option issuances and the periods over which you expect to record the compensation charge. Please also tell us and disclose the material assumptions for these option grants, including:

●	The methods you used to determine the fair value of your common shares.

●

The nature of the material assumptions used. For example, the income approach should disclose the methods involved in estimating future cash flows and discounting such cash flows at an appropriate rate.

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●	The extent to which your estimates are considered highly subjective.

●	The assumptions used as inputs for the estimated fair value of your common stock, expected life of the options, risk free interest rate and anticipated volatility in your Black-Scholes calculations.

The disclosure has been expanded to read:

"All options were valued using the Black-Scholes options pricing model and resulted in an expense of $1,232,008 including $1,020,778 to be recognized during the three months ended September 30, 2014; $26,334 for each three-month period thereafter through December 31, 2015; $5,778 for each month from January 2016 through August 2016; and $2,778 for each month from September 2016 through August 2017.

The fair value of the common shares was based upon a "market approach" reflected by multiple recent issuances of identical shares, at an identical price ($1.00 per share), to unrelated accredited investors. As the Company does not have a significant history of post vesting exercises to estimate an expected life of the option, the simplified method was applied. The risk free rate was determined with reference to interest rates published by the U.S. Federal Reserve System constant maturity U.S. Treasury securities having terms most closely approximating the expected life for each option issued. The expected lives based upon the simplified method ranged from 2.5 years for independent contractors and key advisors to 7.25 years for executives and Board members, and interest rates ranged from .44% to 2.19% per annum, respectively. Expected volatility was calculated as 227.71% based upon the computed volatility of comparable companies using a binomial lattice-based option pricing model.

The valuation of non-traded options involves the use of estimates and, therefore, involves a degree of subjectivity. In addition, because there is not a robust and active public market in the Company's securities, our use of estimates in determining the valuation of the options was expanded somewhat. As such, the Company considers the valuation in this instance to be highly subjective."

Financial Statements for the Fiscal Year Ended December 31, 2013, page F-15

Notes to Consolidated Financial Statements, page F-21

Note 2 - Summary of Significant Accounting Policies, page F-22 Revenue

Recognition, page F-24

9. We note your responses to comments 20, 23, and 24 in our letter dated August 6, 2014 and have the following comments:

●

We continue to believe that the PPA meets the contractual-legal criteria in ASC 805- 20-25-10 for separate recognition. We are unclear why you believe the 18 year useful life of the PPA is “similar enough” to the 23 year useful life of the solar array to report them as a single asset for financial reporting purposes. Considering these disparate useful lives and other factors, such as the materiality of the combined asset to your financial statements and the different impairment models used for fixed assets and intangible assets, please separately present these balances on your balance sheet and within your purchase price allocation on page F-25. Please also confirm that you are depreciating the PPA and solar arrays using the aforementioned useful lives.

Securities and Exchange Commission

October 20, 2014

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In our earlier response, we agreed the PPA meets the contractual-legal criteria in ASC 805-20-25-10. We also quoted ASC 805-20-55-2(b) that provides that the acquirer may recognize the fair value of the intangible asset and the fair value of the solar array "as a single asset for financial reporting purposes if the useful lives of those assets are similar." The literature says "similar", not "identical."

Regulation S-X (17 CFR Part 210) uses the word "similar" 58 times without defining it. Regulation S-K (17 CFR Part 229) uses it 103 times without definition. English language dictionaries define "similar" variously but always embodying the concept of "resembling without being identical." Because the remaining lives of the PPA and the solar array at the time of acquisition, 18 years and 23 years, respectively, are both well beyond what we believe is the planning horizon for most people and most investors analysis window, we believe the remaining lives of the PPA and solar arrays are similar as the word is commonly used, and that the two may be accounted for as a single asset for purposes of financial reporting.

Regarding the potential different impairment models, ASC 360-10-35-23 entitled "Grouping of Long-Lived Assets Classified as Held and Used" states:

"For purposes of recognition and measurement of an impairment loss, long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities."

As the Company's previous analysis demonstrated, the PPA and the fixed assets are not separable as defined under the separability criteria described in ASC 805-20-25-10 entitled "Identifiable Intangible Assets", and because the two assets share a single cash flow stream, any impairment testing should be done on the basis of these assets comprising a group and, therefore, do not have different impairment models.

The Company hereby confirms it is depreciating the assets on the basis of a remaining life of 23 years at the time of the acquisition.

●

Please clarify for us why you believe the PPA does not qualify as a lease under ASC 840-10-15-6c. Based on your response to comment 24, we note that the output price initially is set at a fixed premium over the GSA-1 scheduled rate through 2021 and then based on a market rate thereafter. In your response, please tell us if the GSA-1 scheduled rate component is contractually fixed through 2021 or if it remains variable over that timeframe.

In order to qualify as a lease under ASC 840-10-15-6c an arrangement must meet the following conditions:

1) "Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement..."

---AND---

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October 20, 2014

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2) "...the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output..."

---NOR---

3) "...equal to the current market price per unit of output as of the time of delivery of the output."

Under the PPA, it is remote that anyone except the purchaser will take any output. Therefore, the first criteria is met.

With regards to the second criteria, the price the purchaser will pay is contractually fixed as a premium to the GSA-1 scheduled rate. ASC 840-10-15-6c says "contractually fixed", and makes no reference to requiring a "fixed" rate. As such, our PPA fails the second criteria for establishing a lease.

With regards to the third criteria, once the PPA period providing for the premium expires in 2021, the price paid by the purchaser for the final 10 years of the original PPA term reverts to the GSA-1 schedule, a floating rate schedule reflecting market rates based upon "most favored customer pricing/discounts under similar conditions". [http://www.gsa.gov/portal/category/102271#7]. As such, the PPA fails the third criteria for establishing a lease.

As the PPA fails two of the three criteria necessary to establish a lease, the PPA is not a lease under ASC 840-10-15-6c.

Note 5 - Acquisitions, page F-25

10. Although your response to comment 26 in our letter dated August 6, 2014 indicates that the pro forma financial information required by Rule 8-05 of Regulation S-X is now included in your prospectus, we are unable to locate such information. As previously requested, please move the pro forma financial information currently presented in Exhibit 99.2 so that it is included in the body of your prospectus rather than as an exhibit.

The pro forma statements were inadvertently left out of the final Edgar proof of the amended prospectus, and have been included in the current amended prospectus beginning on page F-48.

Exhibit 99.2

11. We note your response to comment 27 in our letter dated August 6, 2014. Please tell us why you assume a 25 year useful life in calculating pro forma depreciation for the solar arrays. Based on your response to comment 20, you indicated that the solar arrays have a 23 year useful life and the PPA has a useful life of 18 years. Please apply these useful lives to your pro forma depreciation and amortization expense and revise your pro forma statement of operations accordingly. Separately present pro forma PPA amortization expense and solar array depreciation expense.

Securities and Exchange Commission

October 20, 2014

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The prior calculation of depreciation was calculated incorrectly on the basis of a 25-year remaining life. Our prior response is modified to say:

"... In completing the separate audit of Powerhouse One, LLC (Seller), it was determined the Seller had the same depreciation policy and the same depreciation period as the Company (Buyer), 25 years from the date first placed in service, however, Buyer acquired the asset with a remaining life at the time of acquisition of 23 years."

Seller

Solar arrays at cost, net                                           $6,338,389

Accumulated depreciation recorded by Seller         310,271

Solar arrays at historical cost                                $6,648,660

Depreciation - 3 months                                          $66,486

Depreciation - 12 months                                       $265,947

Buyer

Solar arrays per DCF                                              $6,665,318

Depreciation - 3 months                                         $71,414

Depreciation - 12 months                                      $285,656

The purchase price adjustment applied to the historical carrying value of the acquired fixed asset was an increase of $326,929. The difference in depreciation expense in both the 3 and 12-month periods reflects this increase in value and the remaining life of 23 years compared the Sellers computation based upon 25 years.

Consistent with our response to comment 9 above, we believe the PPA and solar array are properly accounted for under ASC 805-20-55-2(b) and that we may recognize the fair value of the intangible asset and the fair value of the solar array "as a single asset for financial reporting purposes..."

Current Report on Form 8-K, filed May 5, 2014

12. We note your response to comment 28 in our letter dated August 6, 2014, and are unable to agree. Further, we note that the presentation and Form 8-K do not appear to fit within any available safe harbors for communications while in registration provided by the rules of the Securities Act of 1933. Please revise your risk factor disclosure and MD&A to highlight the possible Section 5 violation stemming from such communications and the material adverse effects such violation could have on your financial condition and operations.

The Company proposes to include MD&A and risk factor disclosure of the potential violation of Section 5 of the Securities Act of 1933 (the “Act”) in its prospectus and in future filings as follows:

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October 20, 2014

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Risk Factors

We may have contingent liability arising out of possible violations of the Securities Act of 1933, as amended, in connection with the presentation which we furnished as Exhibit 99.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 5, 2014.

On May 5, 2014, we furnished, as Exhibit 99.1 to a Current Report on Form 8-K, a copy of a presentation provided by our Chief Executive Officer, Michael Gorton, to a small gathering of current investors and bankers designed to educate them about the Company. The furnishing of the presentation publicly may have constituted the communication of an “offer to sell” as described in Section 5(c) of the Securities Act of 1933, as amended (the “Securities Act”). As such, the public communication of the information set forth in the presentation may have constituted a violation of Section 5 of the Securities Act. We could have a contingent liability arising out of the possible violation of the Securities Act in connection with such presentation. Any liability would depend upon the number of shares purchased by the ‘recipients’ of such presentation that may have constituted a violation of Section 5 of the Securities Act. If a claim were brought by any such ‘recipients’ of such presentation and a court were to conclude that the public dissemination of such presentation constituted a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold to investors who reviewed such presentation, at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of their purchase of common stock. We could also incur considerable expense in contesting any such claims. Such payments and expenses, if required, could significantly reduce the amount of working capital we have available for our operations and business plan, delay or prevent us from completing our plan of operations, or force us to raise additional funding, which funding may not be available on favorable terms, if at all. Additionally, the value of our securities will likely decline in value in the event we are deemed to have liability, or are required to make payments or pay expenses in connection with the above.

You should not rely on any information set forth in the presentation attached as Exhibit 99.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 5, 2014 in making an investment decision. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

The Company furnished a presentation as Exhibit 99.1 to a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 5, 2014, which was presented by our Chief Executive Officer, Michael Gorton, to a small gathering of current investors and bankers designed to educate them about the Company. As described in the risk factor above, such presentation may have constituted the communication of an “offer to sell” in violation of Section 5 of the Securities Act. The presentation did not contain complete information regarding the Company, including a discussion of various risks and uncertainties regarding an investment in the Company, described in this prospectus. As a result, the presentation should not be considered in connection with your investment decision in this offering and you should instead make your investment decision only after reading this entire prospectus carefully. The information in this prospectus clarifies, supersedes and replaces the information set forth in the presentation. Furthermore, and notwithstanding the above, investors should not rely on the information describing “Pipeline 2014 Acquisitions” as set forth in page 11 of the presentation as being accurate. As described elsewhere herein, the Company has not entered into any definitive agreements or understandings in connection with any such acquisitions described in the presentation or otherwise, and no acquisitions are currently ‘probable’ at this time.

Management’s Discussion and Analysis – Liquidity

The Company may have contingent liability arising out of possible violations of the Securities Act in connection with the presentation which we furnished as Exhibit 99.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 5, 2014. Specifically, the furnishing of the presentation publicly may have constituted an “offer to sell” as described in Section 5(c) of the Securities Act. Any liability would depend upon the number of shares purchased by investors who reviewed such presentation that may have constituted a violation of Section 5 of the Securities Act. If a claim were brought by any such ‘recipients’ of such presentation and a court were to conclude that the public disclosure of such presentation constituted a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold to the investors who reviewed such presentation at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of their purchase of common stock. We could also incur considerable expense in contesting any such claims. As of the date of this prospectus, no legal proceedings or claims have been made or threatened by any investors in the Company’s offering. Such payments and expenses, if required, could significantly reduce the amount of working capital we have available for our operations and business plan, delay or prevent us from completing our plan of operations, or force us to raise additional funding, which funding may not be available on favorable terms, if at all. See also the “Risk Factor” entitled “We may have contingent liability arising out of possible violations of the Securities Act of 1933, as amended, in connection with the presentation which we furnished as Exhibit 99.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 5, 2014” herein.

We also propose adding a new footnote to the financial statements moving forward as follows:

Commitments and Contingencies

The Company may be subject to rescission rights from certain investors who purchased shares of our common stock based on their review of the presentation which we furnished as Exhibit 99.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 5, 2014, which may have constituted a communication of an “offer to sell” as described in Section 5(c) of the Securities Act of 1933, as amended (the “Securities Act”) in violation of Section 5 of the Securities Act. If a claim were brought by any ‘recipients’ of such presentation and a court were to conclude that such presentation constituted a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold to the investors who reviewed such presentation at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of their purchase of common stock. We could also incur considerable expense in contesting any such claims. The prospectus included in the Form S-1/A and dated October 17, 2014, included an additional risk factor stating:

Securities and Exchange Commission

October 20, 2014

Page of 13 of 13

"You should not rely on any information set forth in the presentation attached as Exhibit 99.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 5, 2014 in making an investment decision.

As of the date of these statements, no legal proceedings or claims have been made or threatened by any investors in the Company and the Company considers the likelihood that the investors will file suit to be remote. Therefore, in accordance with ASC 450-20 “Loss Contingencies”, the Company has not recorded a liability for the potential rescission."

Sincerely,

David N. Pilotte
Chief Financial Officer

cc: D. Grant Seabolt. Jr., Esq.

Seabolt Law Group

grant@seaboltlaw.com